Exhibit 99.52

VILLAGE FARMS INTERNATIONAL FACILITATES APPROVAL OF NOVEL NEW CROP PROTECTANT BY US EPA

– Application of New Innoculant at Texas Greenhouse Operations Could Increase Production Yields by 5 to 10% –

VANCOUVER, October 15, 2018 /CNW/ – Village Farms International, Inc. (“Village Farms” or the “Company”) (TSX:VFF) (OTCQX:VFFIF) today announced that it has facilited the approval by both the U.S. Environmental Protection Agency (EPA) of a novel new crop protectant, Pepino mosaic virus, strain CH2, isolate 1906, which the Company facilitated on behalf of its Belgium-based developer, De Ceuster Meststoffen NV (DCM). The new innoculant, branded PMV-01®, is a mild form of the Pepino mosaic tomato plant virus (PepMV) and protects greenhouse tomatoes against aggressive forms of that same plant virus through cross-protection, which is a plant defense mechanism against viral infections.

“For nearly two decades, Village Farms has been the North American leader in facilitating the registration of new, better and safer pesticides to meet the unique needs of greenhouse vegetable crop protection, vastly improving the yield and quality not only of our own crops but also those of the entire hydroponic vegetable greenhouse industry,” said Michael DeGiglio, CEO, Village Farms. “We are immensely proud to have led the charge in facilitating well more than 150 greenhouse crop protectant approvals, including virtually every greenhouse crop protectant registrered in the U.S.”

Facilitation of the PMV-01® registriation was led by Dr. Michael Bledsoe, Village Farms’ Vice President of Food Safety and Regulatory Affairs, a renowned expert and advocate for the research and registration of greenhouse crop protectants, who, nearly 20 years ago, with the full support of the Company, pioneered the approval and use of pesticides and innoculants through the Inter-Regional Research Project Number 4 (IR-4) Project (a federally funded organization that conducts research necessary for obtaining crop protectant registrations), which works in partnership with the U.S. Department of Agriculture, the EPA and various industry organizations.

The application of PMV-01® at the Company’s greenhouse operations in Texas could increase production yields by as much as 5% to 10%.

About Village Farms International, Inc.

Village Farms International, Inc. is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. Village Farms produces and distributes fresh, premium-quality produce with consistency 365-days a year to national grocers in the U.S. and Canada from more than nine million square feet of Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in British Columbia, Ontario, and Mexico. The Company is now leveraging its 30 years of experience as a vertically integrated grower for the rapidly emerging global cannabis opportunity through a 50% ownership of British Columbia-based Pure Sunfarms, Corp., one of the single largest cannabis growing operations in the world.

Cautionary Language

Certain statements contained in this press release constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements may relate to the Company’s future outlook or financial position and anticipated events or results and may include statements regarding the financial position, business strategy, budgets, litigation, projected production, projected costs, capital expenditures, financial results, taxes, plans and objectives of or involving the Company. Particularly, statements regarding future results, performance, achievements, prospects or opportunities for the Company, Pure Sunfarms, the greenhouse vegetable industry or the cannabis industry are forward-looking statements. In some cases, forward-looking information can be identified by such terms as “outlook”, “may”, “might”, “will”, “could”, “should”, “would”, “occur”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “likely”, “schedule”, “objectives”, or the negative or grammatical variation thereof or other similar expressions concerning matters that are not historical facts. Some of the specific forward-looking statements in this press release include, but are not limited to, statements with respect to closing of the Offering and the intended use of proceeds therefrom.

Although the forward-looking statements contained in this press release are based upon assumptions that management believes are reasonable based on information currently available to management, there can be no assurance that actual results will be consistent with these forward-looking statements. Forward-looking statements necessarily involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, that may cause the Company’s or the industry’s actual results, performance, achievements, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors contained in the Company’s filings with securities regulators, including as detailed in the Company’s annual information form and management’s discussion and analysis for the year-ended December 31, 2017.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties and should not be read as guarantees of future results, performance, achievements, prospects and opportunities. The forward-looking statements made in this press release only relate to events or information as of the date on which the statements are made in this press release. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE Village Farms International, Inc.

View original content: http://www.newswire.ca/en/releases/archive/October2018/15/c3528.html

%SEDAR: 00029410E

For further information: Lawrence Chamberlain, Investor Relations, (416) 519-4196, lawrence.chamberlain@loderockadvisors.com

CO: Village Farms International, Inc.

CNW 07:00e 15-OCT-18